Exhibit 99.1

Cellect Biotechnology Ltd. to Present at 18th Annual Rodman & Renshaw Global Investment Conference on September 12, 2016

Kfar Saba, Israel – August 25, 2016 – Cellect Biotechnology Ltd. (Nasdaq: "APOP", TASE: "APOP"), a developer of innovative technology which enables the functional selection of stem cells, today announced that Dr. Shai Yarkoni, Chief Executive Officer, will present a corporate overview at the 18th Annual Rodman & Renshaw Global Investment Conference, which is being held in New York, NY, September 11-13, 2016.

Rodman & Renshaw Global Investment Conference – Cellect Biotechnology presentation details

Date:	Monday, September 12, 2016
Time:	10:00-10:25 am Eastern Time
Webcast:	http://wsw.com/webcast/rrshq26/apop

About Cellect Biotechnology Ltd

Cellect Biotechnology is traded on both the Nasdaq and Tel Aviv Stock Exchange (Nasdaq: "APOP", TASE: "APOP"). The Company develops an innovative technology which enables the functional selection of stem cells based on their sensitivity to apoptosis. This functional-based selection is a breakthrough technology in the ability to select stem cells from mature cells, thereby improving a variety of stem cells applications.

The Company’s first product line will include unique containers for cell selection in an apoptosis-inducing microenvironment. Cellect’s first commercial product is a medical kit designed for the cancer treatment bone marrow transplantations market, as well as other markets which require cell selection. The Company estimates that in the future its technology will be integrated in many production procedures of stem cell-based products.

23 HaTa'as St. / P.O.B 2442 / Kfar Saba 4442525 / Israel

Tel: +972-9-974-1444 / Fax: +972-9-767-8750

www.cellectbio.com

Forward Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements are used in this press release when the Company discusses the description of its products and technology and its proposed uses. These forward-looking statements and their implications are based on the current expectations of the management of the Company only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; we may encounter delays or obstacles in launching and/or successfully completing our clinical trials; our products may not be approved by regulatory agencies, our technology may not be validated as we progress further and our methods may not be accepted by the scientific community; we may be unable to retain or attract key employees whose knowledge is essential to the development of our products; unforeseen scientific difficulties may develop with our process; our products may wind up being more expensive than we anticipate; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; our patents may not be sufficient; our products may harm recipients; changes in legislation; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in Cellect Biotechnology Ltd.'s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC's website, www.sec.gov.

Contact:

U.S. Investor Contacts

LifeSci Advisors, LLC

Bob Yedid

646-597-6989

bob@lifesciadvisors.com

23 HaTa'as St. / P.O.B 2442 / Kfar Saba 4442525 / Israel

Tel: +972-9-974-1444 / Fax: +972-9-767-8750

www.cellectbio.com